Exhibit 21.1
List of Subsidiaries of Genneia S.A.

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business
Enersud Energy S.A.U.	Argentina	Enersud
MyC Energía S.A.	Argentina	MyC Energía
Genneia Vientos Argentinos S.A.	Argentina	Genneia Vientos Argentinos
Genneia Vientos del Sur S.A.	Argentina	Genneia Vientos del Sur
Genneia Vientos del Sudoeste S.A.	Argentina	Genneia Vientos del Sudoeste
Genneia Desarrollos S.A.	Argentina	Genneia Desarrollos
Parque Eólico Loma Blanca IV S.A.U.	Argentina	Loma Blanca IV
Ullum 1 Solar S.A.U.	Argentina	Ullum I
Ullum 2 Solar S.A.U.	Argentina	Ullum II
Ullum 3 Solar S.A.U.	Argentina	Ullum III
Sofeet International LLC	Delaware, USA	n/a